EXHIBIT 12

Federal Home Loan Bank of Boston
Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

	For the Year Ended December 31,
	2012	2011	2010	2009	2008

Earnings
Income (loss) before assessments	$230,184	$188,482	$145,074	$(186,751)	$(115,826)
Fixed charges	418,618	460,159	574,194	837,565	2,388,774

Income before assessments and fixed charges	648,802	648,641	719,268	650,814	2,272,948

Fixed Charges
Interest expense	417,735	459,013	572,930	836,262	2,387,497
1/3 of net rent expense (1)	883	1,146	1,264	1,303	1,277

Total fixed charges	$418,618	$460,159	$574,194	$837,565	$2,388,774

Ratio of earnings to fixed charges	1.55	1.41	1.25	0.78	0.95
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(1) Represents an estimated interest factor.